RECEIVED

2009 FEB 13 P 12:15

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

09045351

SUPPL

February 13, 2009

Exemption No: 82-35008

PROCESSED
MAR 02 2009
THOMSON REUTERS

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated February 13, 2009 forwarding therewith the media release issued for buy-back of fully paid-up equity shares of the Company.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

February 13, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Sub: Buy-back of shares of Reliance Infrastructure Ltd at a maximum price of Rs 700 per share up to Rs 700 crore

The Company has announced the Buy-back of its fully paid-up equity shares of the face value Rs.10 each from the existing owners of equity shares from the open market through stock exchanges at a maximum price of Rs 700 per share for an aggregate amount of up to Rs 700 crore.

In this regard, we have published a Public Announcement in the newspapers today. The paper cuttings as also other relevant documents are separately being filed with the Stock Exchanges today.

A media release being issued in this matter is enclosed.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Infrastructure Limited**

Ramesh Shenoy
Company Secretary

Encl:

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

February 13, 2009

The Asst Vice President
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C-1, Block G
Bandra – Kurla Complex,
Mumbai 400051

Dear Sir,

Sub: Buy-back of shares of Reliance Infrastructure Ltd at a maximum price of Rs 700 per share up to Rs 700 crore

The Company has announced the Buy-back of its fully paid-up equity shares of the face value Rs.10 each from the existing owners of equity shares from the open market through stock exchanges at a maximum price of Rs 700 per share for an aggregate amount of up to Rs 700 crore.

In this regard, we have published a Public Announcement in the newspapers today. The paper cuttings as also other relevant documents are separately being filed with the Stock Exchanges today.

A media release being issued in this matter is enclosed.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Infrastructure Limited**

Ramesh Shenoy
Company Secretary

Encl:

1/3

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

MEDIA RELEASE

Reliance Infrastructure announces fresh program for buy-back of shares of Rs 700 crore (US $ 143 million)

Buy-back up to Rs 700 per share – a premium of about 27% to current Market Price

Buy-back through transparent open market purchases

Completed first phase of buy-back of 87.6 lakh shares of Rs 796 crore (US $ 162 million) – Largest ever by any Indian corporate

Mumbai, February 13, 2009 : Reliance Infrastructure has announced a program for buy-back of equity shares for an aggregate amount of up to Rs 700 crore (US $ 143 million), as approved by the shareholders of the Company. The buy-back program, subject to compliance with the applicable regulations of SEBI, will remain open up to mid April 2009.

The buy-back will be made up to a maximum price of Rs 700 per share, a premium of about 27% to current market price.

The Company will buy-back shares on the Bombay Stock Exchange Limited (BSE) and National Stock Exchange Limited (NSE), **through a transparent mechanism of open market purchases**, from time to time.

The shares purchased under the buy-back program will be cancelled, as required under SEBI guidelines, leading to a reduction in the Company's outstanding equity capital.

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

The proposed buy-back is expected to lead to the following benefits :

- Reduction in the outstanding number of equity shares, and consequently, **an increase in Earnings Per Share (EPS)**
- **Improvement in Return on Net Worth** and other financial ratios
- **Positive impact on the Company's stock price, contributing to maximization of overall shareholder value**

The Company recently closed the first phase of buy-back program in which the Company bought-back 87.60 lakh equity shares of Rs 796 crore, as approved by the Board of the Company. This is the largest ever buy-back by any corporate in the country till date.

The Company's diluted equity capital is Rs 227.77 crore and its market capitalization is Rs 12,500 crore.

END